UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT INFORMATION

ROHIT PHILIP APPOINTED AS CHIEF FINANCIAL OFFICER OF AVIANCA HOLDINGS

Bogotá, April 15, 2021. Rohit Philip was appointed yesterday as the new Chief Financial Officer -CFO- of Avianca Holdings, who will assume the position as of April 19, 2021 and will have the main objective of continuing with the process of strengthening the financial position of the organization, and to leverage its successful exit from Chapter 11.

Rohit has more than 20 years of experience in international airlines such as United and IndiGo (InterGlobe Aviation Ltd) where he led corporate financial strategies related to equity and debt issuance, aircraft leasing, liquidity management, financial planning and analysis, investor relations and relationships with banks and credit rating agencies, among others.

Rohit will report directly to Adrian Neuhauser, who continues in the company as President, with direct reports such as: Chief Operating Officer, the Legal Vice Presidency and General Counsel, the VP of Purchasing and the Architecture Department.

The Fleet, Treasury, Financial Planning and Analysis Vice Presidencies, as well as the Corporate Finance Director and the Financial Statements and Compliance Director will report directly to the new Chief Financial Officer.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes. Corporate Communications

Carolin.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary